Buda Juice, LLC

4030 Black Gold Drive

Dallas, Texas 75147

October 17, 2025

Mr. Jeff Gordon

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Buda Juice, LLC
Registration Statement on Form S-1
Filed August 27, 2025
File No. 333-289874

Dear Mr. Gordon:

By letter dated September 23, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Buda Juice, LLC (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed August 27, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1

Cover Page

1.	Please revise your prospectus “Subject to Completion” legend to clarify that you and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

Response: We have revised the “Subject to Completion” legend to clarify that the Company and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

Prospectus Summary, page 1

2.	Please balance your prospectus summary with a discussion of the challenges your products face. For example, please discuss your dependence on one customer, which represented approximately 97% of your net sales of June 30, 2025. Please also address any related risks, including expanding the risk factor titled “We depend heavily on third-party retailers...,” and update your business section as appropriate.

Response: Recently, we have relied on one customer which has represented approximately 97% of our net sales as of June 30, 2025. We have begun to diversify our customer base to include some additional national grocery chains to diversify our customer base over the next year. We have added disclosure on pages 3 of Prospectus Summary section, 42 of MD&A section and 49 of Business section to disclose our customer dependence. We have also added a risk factor titled “We have depended on a single customer for a substantial portion of our net sales, and the loss of this customer or a reduction in their purchases could materially and adversely affect our business, results of operations, and financial condition.” Our third-party retailers are the same as our customers and we address the customer concentration as indicated above.

Risk Factors

Risks Relating to This Offering, page 28

3.	We note that Horatio Lonsdale-Hands, Bryan Herr and Bernard Lucien Nussbaumer serve as directors (including chief executive officer and executive chairman) of your company. Please add risk factor disclosure regarding their beneficial ownership and voting power after the offering. As applicable, discuss their ability to influence matters submitted for stockholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions. Finally, please discuss potential conflicts of interest related to their management roles and shareholdings.

Response: We have added a risk factor regarding the beneficial ownership and voting power of Horatio Lonsdale-Hands, Bryan Herr and Bernard Lucien Nussbaumer after the offering and the potential consequences.

Use of Proceeds, page 32

4.	We note disclosure that you intend to use the net proceeds from this offering, in part, to build new production facilities in South Carolina and Arizona/Nevada. However, this appears inconsistent with other disclosure on page 50 that you intend to lease and build out these facilities. Please revise to reconcile these apparent inconsistencies.

Response: The Company will be leasing existing spaces for expansion of the production infrastructure. The Company will need to build out and furnish the spaces as needed for their production requirements. the space. We have clarified our plans on page 49 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 39

5.	We note disclosure elsewhere that a single customer accounted for 97% of your revenue in the six months ended June 30, 2025. Please revise to discuss any associated trends related to your dependence on this customer. Additionally revise your risk factor disclosure regarding customer concentration as appropriate to reflect the specific material risks relating to this customer, as well as your increased exposure to a single customer (compared with 95% and 90% in the fiscal year ended December 31, 2024 and 2023, respectively). Finally, please update the section titled “Customer Concentration and Diversification Progress” on page 49 to discuss your dependence on this customer.

Response: We have added a risk factor titled “We have depended on a single customer for a substantial portion of our net sales, and the loss of this customer or a reduction in their purchases could materially and adversely affect our business, results of operations, and financial condition” and updated the section titled “Customer Concentration and Diversification Progress” on page 49 and added that section in the prospectus summary section as well on page 3.

Liquidity and Capital Resources, page 40

6.	Please revise to describe your short-term and long-term material cash requirements. Further, please revise to discuss your lease commitments disclosed on pages F-9 and F-24. Refer to Item 303 of Regulation S-K.

Response: We have revised the disclosure on page 40 to more clearly describe the Company’s short-term and long-term material cash requirements and to include a discussion of its lease commitments.

Business

Cold Chain Distribution, page 49

7.	Please revise to elaborate on the distribution methods of your products and disclose the material terms of your distributor agreements. Refer to Item 101(h)(4)(ii) of Regulation S-K.

Response: We have added a section called “Distribution Methods” on page 51 to elaborate our distribution methods and material terms of our agreements.

Intellectual Property, page 52

8.	Please disclose the duration of your trademarks. Refer to Item 101(h)(4)(vii) of Regulation S-K. In addition, please reconcile your disclosure elsewhere in the prospectus that you determined that Canadian trademark registration was not necessary for your U.S. market development strategy and abandoned the application with the disclosure in this section that your trademark portfolio includes BUDA JUICE® and RAW ORGANIC REAL® registered in Canada.

Response: We have determined that we do not need Canadian trademarks and we do not intend to retain them. We have revised our disclosure to include only United States trademarks which are the only relevant ones for our business.

Regulatory Compliance, page 53

9.	We note disclosure on page 60 that you intend for your nominating and corporate governance committee to address various environmental matters. Please revise to describe the costs and effects of compliance with environmental laws (federal, state and local), or advise. Refer to Item 101(h)(4)(xi) of Regulation S-K.

Response: We have revised our disclosure on page 60 to eliminate the committee’s environmental responsibilities. Our waste management company FCC Environmental services, picks up our natural waste products and they abide by the required environmental laws.

Seasonality in Demand and Suppliers, page 53 [F-25]

10.	Please revise to describe the names of principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Further, please add risk factor disclosure relating to your dependence on a limited number of suppliers. In this regard, we note disclosure elsewhere that two suppliers and one supplier represented more than 10% of your total product purchases in the fiscal year ended December 31, 2024 and 2023, respectively. Update your business section as appropriate.

Response: We have added a supplier section on page 53 to describe the names of principal suppliers and to discuss the percentage of total product purchases and dependence on any one supplier. We have also added a risk factor called “We depend on a limited number of suppliers for our products, and the loss of one or more of these suppliers could disrupt our operations, increase our costs, or otherwise adversely affect our business” to that effect on page 13.

Executive and Director Compensation, page 62

11.	Please revise your Summary Compensation table to include compensation for the two most highly compensated executive officers other than the principle executive officer, who were serving as executive officers at the end of the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K. In this regard, we note that you included information for one executive officer, rather than two pursuant to this Item. Further, we note disclosure on page 55 that you currently have three directors. Please provide compensation information as required by Item 402(r) of Regulation S-K for your directors.

Response: Please note that we have two most highly compensated executive officers, including the principle executive officer, who were serving as executive officers at the end of the last completed fiscal year. There are no other officers who are serving now or at the end of the last completed fiscal year. For page 55, we currently only have three directors and three director nominees. We have provided the compensation information as required by Item 402(r) of Regulation S-K for our directors on page 62.

Certain Relationships and Related Party Transactions, page 63

12.	Please revise to include the related party transaction disclosed on pages F-23 and F-26, or advise.

Response: We have revised the disclosure on page 63 to include the related party transaction disclosed on page F-10 and F-23. Please note that we have disclosed on page F-26 that we do not have any related party transactions.

Principal and Selling Stockholders, page 64

13.	Please revise the table to include information for your director nominees. Refer to Item 403(b) of Regulation S-K.

Response: We have revised the table to include information for our director nominees on page 64.

Underwriting, page 72

14.	Please revise the table setting forth the underwriter’s compensation to show separately the amounts to be paid by the selling stockholder. Refer to Item 508(e) of Regulation S-K.

Response: We have revised the table setting forth the underwriter’s compensation to show separately the amounts to be paid by the selling stockholder.

Index to Financial Statements

Note 15. Subsequent Events, page F-27

15.	We note your current disclosure states you evaluated subsequent events through “date of issuance.” Please revise to disclose the actual date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1.

Response: We have revised Note 15, Subsequent Events, in the financial statements to include the actual date.

16.	You disclose that in connection with this offering and prior to effectiveness, you intend to undertake a statutory conversion from a Texas limited liability company to a Delaware corporation. As such, please provide pro forma earnings per share data on the face of the historical financial statements given the planned conversion to a C Corporation. Refer to SAB Topic 1:B.2 for further information.

Response: We have revised the face of the financial statements to include pro forma earnings per share data.

Part II Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

17.	Please revise your exhibit index to include the following pursuant to Item 601(b)(10) of Regulation S-K, or tell us why such exhibits are not required:

●	Agreements with your one customer that represented approximately 97% of your net sales of June 30, 2025;
●	Equity and non-equity compensation plan for the non-employee members of the board of directors;
●	Indemnification agreements with each of your directors and executive officers; and
●	Commercial Lease Agreement, as amended.

Response: We do not have any agreements with our one customer that represented approximately 97% of our net sales of June 30, 2025 other than a non-disclosure agreement. We have added disclosure on page 51 discussing our system on receiving and managing orders.

We will file our stock incentive plan and indemnification agreements when complete and we have filed our commercial lease agreements, as amended.

General

18.	Please furnish the information required by Item 510 of Regulation S-K in Part I of the prospectus. Refer to Item 12A of Form S-1.

Response: We have added the information required by Item 510 of Regulation S-K in Part I of the prospectus on page 66.

19.	Please revise disclosures throughout the filing to update and/or reconcile apparent inconsistencies, including the following:

●	We note disclosure on page 59 that Barrett Evans is expected to serve on your audit committee. However, this individual is not disclosed on page 55. Please revise to clarify.
●	We note disclosures on pages 59 and 60 that your company website is at https://jobairegroup.us/, which appears inconsistent with the other disclosure on page 3 that your company website is at www.budajuice.com. Please revise to clarify.
●	We note disclosure on the cover page that your common stock has no par value. This appears inconsistent with other disclosure in Exhibit 107 that your common stock has a par value of $0.001. Please revise to clarify.

Response: We have removed Barret Evans from the Registration Statement. We have corrected the Company’s website on pages 59 and 60. We have added the correct par value of $0.001 to our common stock on the cover page.

Thank you for your assistance in reviewing this filing.

Very truly yours,

/s/ Horatio Lonsdale-Hands
Horatio Lonsdale-Hands
Chief Executive Officer
Buda Juice, LLC
4030 Black Gold Drive
Dallas, Texas 75247